AB 3/13

UNITE[D STATES]
SECURITIES AND EX[CHANGE COMMISSION]
Washington, D.C. 20549

08029720

SEC Mail
Mail Processing
Section

FEB 29 2008

Washington, DC
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SEC FILE NUMBER
8-65234

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
Halpern Capital, Inc.

OFFICAL USE ONLY
FIRM ID. NO.

PROCESSED
MAR 20 2008 E
THOMSON
FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18851 NE 29th Avenue, Suite 700
(No. and Street)

Aventura	Florida	33180
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Baruch Halpern 786-528-1402
(Area Code – Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lashley, Seland & Rotroff
(Name - *if individual, state last, first, middle name*)

919 West State Road 436, Suite 300, Altamonte Springs	Florida	32714
(Address and City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

3/19

OATH OR AFFIRMATION

I, Baruch Halpern, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or Halpern Capital, Inc., as of December 31, 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Florida
Miami-Dade County

Personally known to me.

Margaret Powell
Commission # DD609941
Expires: OCT. 30, 2010
www.AaronNotary.com

Signature

President
Title

Margaret Powell, 2/26/08
Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HALPERN CAPITAL, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007
AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

HALPERN CAPITAL, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
SUPPLEMENTAL INFORMATION	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9
Computation of Aggregate Indebtedness Under Rule 17a-5 of the Securities and Exchange Commission	10
Report on Internal Control Structure as Required by SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3	11

LS&R

LASHLEY, SELAND & ROTROFF, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA
Albert A. King, CPA

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders
Halpern Capital, Inc.

We have audited the accompanying statement of financial condition of Halpern Capital, Inc. as of December 31, 2007, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Halpern Capital, Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 9 and 10 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lashley, Seland & Rotroff, P.A.

February 21, 2008

919 W. STATE ROAD 436 ◆ SUITE 300 ◆ ALTAMONTE SPRINGS, FL 32714 ◆ TELEPHONE (407) 774-2044
FAX (407) 774-6199 ◆ IN LAKE COUNTY (352) 383-5552

HALPERN CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 140,676
Receivable from customers	249,971
Furniture, equipment and leasehold improvements net of accumulated depreciation of $32,262	10,613
Other assets	79,596
Total assets	$ 480,856

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Contractor fees and commissions payable	$ 48,636
Accounts payable and accrued expenses	10,476
Total liabilities	59,112
Stockholders' equity:	
Class A voting common stock, par value $0.01, 10,000 share authorized, issued and outstanding	100
Class B nonvoting common stock, par value $0.01, 2,000,000 shares authorized, 990,000 issued and outstanding	9,900
Additional paid-in capital	296,495
Retained earnings	115,249
Total stockholders' equity	421,744
Total liabilities and stockholders' equity	$ 480,856

The accompanying notes are an integral part of these financial statements.

HALPERN CAPITAL, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES:	
Investment banking fees	$ 256,168
Advisory fees	185,000
Commissions	34,216
Consulting	38,400
Interest and other	49,204
Loss on sale of equipment	(43,841)
Total revenue	519,147
EXPENSES:	
Commissions to contractors	$ 238,750
Employee compensation and benefits	244,194
Bad debt expense	98,082
Depreciation	54,789
Telephone and communications	22,826
Quotes and research	20,565
Other operating expenses	9,355
Total expenses	688,561
Net loss	$ (169,414)

The accompanying notes are an integral part of these financial statements.

HALPERN CAPITAL, INC.
STATEMENT OF STOCKHOLDERS' EQUITY AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2007

	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance, January 1, 2007	1,000	$ 100	990,000	$ 9,900	$ 296,495	$ 284,663	$ 591,158
Net loss	-	-	-	-	-	(169,414)	(169,414)
Balance, December 31, 2007	1,000	$ 100	990,000	$ 9,900	$ 296,495	$ 115,249	$ 421,744

The accompanying notes are an integral part of these financial statements.

HALPERN CAPITAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash flows form operating activities:	
Net loss	$ (169,414)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	54,789
Loss on disposal of property and equipment	43,841
Changes in assets and liabilities:	
Deposit with clearing organizations	262,557
Due from clearing broker	39,716
Receivable from customers	(175,856)
Other assets	(35,930)
Contractor fees and commissions payable	5,747
Compensation payable	(200,000)
Litigation reserve	(67,345)
Accounts payable and accrued expenses	(37,019)
Net cash used by operating activities	(278,914)
Cash flows from investing activities:	
Purchase of fixed assets	(3,205)
Proceeds from sale of fixed assets	54,400
Net cash provided by investing activities	51,195
Decrease in cash during the year	(227,719)
Cash at the beginning of the year	368,395
Cash at the end of the year	$ 140,676
Supplemental information:	
Income taxes paid during the year	$ -
Interest paid during the year	$ -

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Halpern Capital, Inc. (the "Company") was incorporated in the state of Florida on December 27, 2000, and commenced operations as a broker-dealer in July 2002. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA"). The Company derives its revenue from acting as a placement agent or finder in private placements. During 2007, the Company ceased undertaking securities transactions, although it may return to such endeavors in the future.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents – Cash and cash equivalents are short-term, liquid investments with an original maturity of three months or less and are carried at cost, which approximates market value.

Property and equipment – Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis over various estimated useful lives. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related cost and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations. Depreciation includes amortization expense for leasehold improvements.

Revenue recognition – Investment banking revenue included fees and commissions earned from obtaining equity and/or debt financing for clients and are recorded when earned. Securities transactions are recorded on a trade date basis.

Income taxes – The Company elected to be an S corporation effective January 11, 2002. Under this election, the income or loss of the Company is allocated to the respective stockholders and included on their individual returns.

Fair value of financial instruments - All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RECEIVABLE FROM CUSTOMERS

The Company performs investment banking services for various financial institutions and companies and this receivable represents monies owed by such customers for these services. During the year ended December 31, 2007, the Company recorded an allowance for doubtful accounts of $96,000 against a receivable from an investment banking customer with total receivables of $120,000. The Company has filed suit against the customer for payment of the fees, but is uncertain whether they will prevail.

4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2007:

			Estimated Economic Life
Computer equipment and software	$	42,874	3 years
Less: accumulated depreciation		32,262	
	$	10,612	

During the year ended December 31, 2007, management of the Company terminated its sub-lease agreement and moved into temporary offices. As part of this transaction the Company recorded a write-down of equipment and leasehold equipment of $98,241 and sold equipment for cash proceeds of $54,400.

Depreciation and amortization recorded for the year ended December 31, 2007 was $54,789.

5. LEASE OBLIGATION

The Company's temporary offices are located in Aventura, Florida and are occupied on a month-to-month basis. Effective December 31, 2007 the Company terminated its sub-lease agreement and moved to the temporary offices. The Company has been relieved of its obligations under the sub-lease agreement as the space was immediately leased by another tenant.

The Company is presently considering its operational options and intends to move to permanent office space during 2008.

6. CONCENTRATION OF BUSINESS AND CREDIT RISK

One customer accounted for approximately 64% of its investment banking fees and another customer accounted for approximately 65% of its advisory fees recorded by the Company during the year ended December 31, 2007.

From time to time the Company may have cash deposits with its bank that exceed levels insured by the bank through FDIC. At December 31, 2007, the cash deposits exceeded FDIC insurance by $40,676. However, management of the Company believes the money to be secure since it is deposited in a large national bank.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Act of 1934 uniform net capital rules, that requires maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 1500%. As of December 31, 2007, the Company's net capital was $130,200 as defined by the SEC, which was $30,200 in excess of its minimum net capital requirement of $100,000, which amount was greater than 6 2/3% of aggregate indebtedness ($3,940). The Company's percentage of aggregate indebtedness to net capital was approximately 45.4% versus the maximum allowable percentage of 1500%.

8. RECONCILIATION OF NET CAPITAL

The net capital computation shown on the Company's December 31, 2007 FOCUS IIA and this audit are shown in the attached required supplemental information to these audited financial statements. There were no audit adjustments.

HALPERN CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

Calculation of Net Capital:

Total stockholders' equity qualified for net capital		$ 421,744
Adjustments to deduct non-allowable assets:		
Expense reimbursement checking account	$ 5,616	
Miscellaneous accounts receivable	195,720	
Prepaid expenses and other assets	12,790	
Due from shareholder	66,806	
Furniture, equipment and leasehold improvements, net	10,612	
		291,544
Net capital before haircuts on securities positions		130,200
Haircuts on securities positions		-
Net capital		130,200
Less: minimum net capital based on the greater of $100,000 or 6 2/3% of aggregate indebtedness ($3,940)		100,000
Net capital in excess of minimum requirement		$ 30,200
Excess net capital at 1000%		$ 124,289

Reconciliation with Company's Calculation:

Net capital as reported in the Company's Part IIA (unaudited) FOCUS Report	$ 130,200
Audit adjustments	-
Net capital per above	$ 130,200

HALPERN CAPITAL, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

CALCULATION OF AGGREGATE INDEBTEDNESS

Contractor fees and commissions payable	$ 48,636
Accounts payable and accrued expenses	10,476
Total aggregate indebtedness	$ 59,112
Percentage of aggregate indebtedness to net capital	45.4%
6 2/3% of aggregate indebtedness	$ 3,940

LS&R

LASHLEY, SELAND & ROTROFF, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA
Albert A. King, CPA

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Stockholders
Halpern Capital, Inc.

In planning and performing our audit of the financial statements of Halpern Capital, Inc. (the "Company") for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Keshley, Silend & Rotstoff, P.A.

February 21, 2008

END